VIA EDGAR AND FACSIMILE
[ACCENTURE LETTERHEAD]
March 31, 2006

Re:	Accenture SCA
File No. 000-49713
Form 10-K for the year ended August 31, 2005
Form 10-Q for the quarter ended November 30, 2005
Our letter dated January 27, 2006
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen A. Collins, Branch Chief
Jorge Bonilla, Staff Accountant
Dear Ms. Collins and Mr. Bonilla:
I am writing on behalf of Accenture SCA to supplement my letter of January 27, 2006 in which I responded to the comments set forth in your comment letter dated January 12, 2006.
In Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for fiscal 2005 and in my letter of January 27, 2006, we presented our accounting policy to accrue losses on contracts where losses over the remaining contract term are considered to be probable and estimable, without distinguishing between technology integration consulting services contracts (accounted for under American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, (SOP 81-1)) and other contracts (accounted for under Staff Accounting Bulletin (SAB) 101, as amended by SAB 104). We wish to clarify that for contracts accounted for in accordance with SAB 101, as amended by SAB 104, we record in our income statement revenues when earned and costs when incurred such that losses are recognized over time.
We have certain large, long-term contracts (the “NHS Contracts”) under which we have been engaged by the National Health Service in England (the “NHS”) to design, develop and deploy new patient administration, assessment and care systems (the “Systems”) for local healthcare providers and, subsequently, to provide ongoing operational services (the “Operational Services”) through 2013 once these Systems have been deployed. For the purposes of our financial reporting, we have separated these components of the NHS Contracts into two units of accounting. We recognize revenues in connection with the design, development and deployment of the Systems on the percentage-of-completion method of accounting under SOP 81-1. For the Operational Services, we record costs as they are incurred and record revenues as the services are performed and amounts are earned in accordance with SAB 101, as amended by SAB 104. Due to revised estimates resulting from developments in the second quarter, we have recorded a $450 million loss provision in respect of the design, development and deployment of the Systems in accordance with SOP 81-1.
In connection with the Operational Services, we expect losses over the remaining terms of the NHS Contracts, which, to the extent that they are material and reasonably estimable, we have disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our recently-filed Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2006.
We have revised our disclosure regarding our significant accounting policies in the notes to our consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2006, to clarify that our policy of accruing contract losses applies to contracts for technology integration consulting services. This clarification is also consistent with our prior disclosure regarding revenue recognition included in the critical accounting policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended August 31, 2005, which more clearly explains that contract losses are recorded in connection with contracts for technology integration consulting services.
Please do not hesitate to call the undersigned at 650-213-2136 with any questions or further comments you may have.

Very truly yours, Accenture SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
/s/ Douglas G. Scrivner
Name:	Douglas G. Scrivner